CENTRE FUNDS

48 Wall Street, Suite 1100

New York, New York 10005

January 17, 2014

Via EDGAR

Mr. Derek Newman

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Centre Funds (formerly, Drexel Hamilton Mutual Funds) – Centre American Select Equity Fund (formerly, Drexel Hamilton Centre American Equity Fund) and Centre Global Select Equity Fund (formerly, Drexel Hamilton Centre Global Equity Fund)

File Nos. 333-173306 and 811-22545

Dear Mr. Newman:

This letter responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 6 under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 11 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the registration statement (the “Registration Statement”) of Centre Funds (formerly, Drexel Hamilton Mutual Funds) (the “Trust”) with respect to its series, Centre American Select Equity Fund (the “American Equity Fund”) and Centre Global Select Equity Fund (the “Global Equity Fund,” and together with the American Equity Fund, the “Funds”), which was filed with the SEC on November 5, 2013 (the “Amendment”). Pursuant to Rule 485(b) under the 1933 Act, on January 17, 2014, the Trust will file with the SEC Post-Effective Amendment No. 8 under the 1933 Act and Amendment No. 13 under the 1940 Act to the Registration Statement for purposes of incorporating, among other revisions, revisions to the American Equity Fund’s Prospectus, the Global Equity Fund’s Prospectus, and the Statement of Additional Information (“SAI”) in response to comments of the Staff relating to the Amendment, and making routine updates to certain financial and general information pertaining to the Trust and its series. The Staff’s comments, which were provided to Ms. JoEllen Legg by you by telephone on December 30, 2013, and the Trust’s responses are set forth below.

Mr. Derek Newman

January 17, 2014

American Equity Fund Prospectus

FEES AND EXPENSES OF THE FUND

1.

Comment: Please confirm supplementally that it is anticipated that the American Equity Fund will not incur any interest, taxes, litigation, brokerage or extraordinary expenses that are not currently included in “Other Expenses.”

Response: The American Equity Fund currently anticipates that it will not incur any such fees or expenses that are not currently included in “Other Expenses.”

2.

Comment: Please include a statement in footnote 2 of the table under “FEES AND EXPENSES OF THE FUND” that, to the extent the Fund incurs any interest, taxes, litigation, brokerage or extraordinary expenses, the Fund’s Total Annual Fund Operating Expenses (before fee waiver and/or expense reimbursements) would be higher.

Response: The American Equity Fund has revised the disclosure in response to this comment.

PRINCIPAL INVESTMENT STRATEGIES

3.	Comment: Please revise the first sentence of the third full paragraph under “PRINCIPAL INVESTMENT STRATEGIES” to read as follows:

The Fund may also purchase or sell exchange-traded derivative products, such as exchange-traded futures and options (especially futures and options on the S&P 500 Index), that are fully collateralized by cash or liquid securities, from time to time for temporary cash management or investment transition purposes. (emphasis added)

Response: The disclosure has been revised to clarify that, to the extent that the Fund uses derivatives, it intends to segregate assets or otherwise cover such positions in accordance with applicable law and Staff guidance.

PRINCIPAL RISKS OF INVESTING IN THE FUND

4.	Comment: In light of the American Equity Fund’s anticipated use of derivatives, please include a derivatives risk factor in under “PRINCIPAL RISKS OF INVESTING IN THE FUND.”

Response: As the American Equity Fund does not currently intend to use derivatives as part of its principal investment strategy, the Fund has not revised the disclosure in response to this comment.

Mr. Derek Newman

January 17, 2014

Global Equity Fund Prospectus

FEES AND EXPENSES OF THE FUND

5.

Comment: Please confirm supplementally that it is anticipated that the Global Equity Fund will not incur any interest, taxes, litigation, brokerage or extraordinary expenses that are not currently included in “Other Expenses.”

Response: The Global Equity Fund currently anticipates that it will not incur any such fees or expenses that are not currently included in “Other Expenses.”

6.

Comment: Please include a statement in footnote 2 of the table under “FEES AND EXPENSES OF THE FUND” that to the extent the Global Equity Fund incurs any interest, taxes, litigation, brokerage or extraordinary expenses, the Fund’s Total Annual Fund Operating Expenses (before fee waiver and/or expense reimbursements) would be higher.

Response: The Fund has revised the disclosure in response to this comment.

7.

Comment: Please confirm supplementally whether distribution and/or service (Rule 12b-1) fees in the Global Equity Fund’s fees and expenses table are included or excluded from the Total Annual Fund Operating Expenses (after fee waiver and/or expense reimbursements).

Response: The Fund confirms that, for Investor Class shares, distribution and/or service (Rule 12b-1) fees are included in the Total Annual Fund Operating Expenses (after fee waiver and/or expense reimbursements) and has revised the disclosure accordingly.

PRINCIPAL INVESTMENT STRATEGIES

8.	Comment: Please revise the second sentence of the first paragraph under “PRINCIPAL INVESTMENT STRATEGIES” in accordance with the Staff’s guidance on Rule 35d-1 of the 1940 Act to read as follows:

Generally, under normal market conditions, more than 50% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in non-U.S. companies. (emphasis added)

Response: The Global Equity Fund has revised the disclosure in response to this comment.

9.

Comment: Please confirm supplementally in your response that the disclosure in the fourth sentence of the first paragraph under “PRINCIPAL INVESTMENT STRATEGIES” is only intended to provide an indication of market capitalization and trade volume attributes and is not intended to modify the prior sentence related to non-U.S. exposure.

Mr. Derek Newman

January 17, 2014

Response: The Fund confirms that the disclosure in the fourth sentence of the first paragraph under “PRINCIPAL INVESTMENT STRATEGIES” is only intended to provide an indication of market capitalization and trade volume attributes and is not intended to modify the prior sentence related to non-U.S. exposure.

10.	Comment: Please revise the disclosure under “PRINCIPAL INVESTMENT STRATEGIES” to read as follows:

The Fund may also purchase or sell exchange-traded derivative products, such as exchange-traded futures and options (especially futures and options on the S&P 500 Index), that are fully collateralized by cash or liquid securities, from time to time for temporary cash management or investment transition purposes. (emphasis added)

Response: The disclosure has been revised to clarify that, to the extent the Global Equity Fund uses derivatives, it intends to segregate assets or otherwise cover such positions in accordance with applicable law and Staff guidance.

PRINCIPAL RISKS OF INVESTING IN THE FUND

11.	Comment: In light of the Global Equity Fund’s anticipated use of derivatives, please include a derivatives risk factor in the Fund’s “PRINCIPAL RISKS OF INVESTMENT IN THE FUND.”

Response: As the Global Equity Fund does not currently intend to use derivatives as part of its principal investment strategy, the Fund has not revised the disclosure in response to this comment.

ADDITIONAL INVESTMENT POLICIES AND RISKS

12.

Comment: Referring to “ADDITIONAL INVESTMENT POLICIES AND RISKS—Risks Related to Investing in Other Investment Companies”, please confirm supplementally that the Funds do not intend to invest in unregistered money market funds.

Response: Currently, the Funds do not intend to invest in unregistered money market funds.

INVESTING IN A FUND

13.	Comment: Please revise the first sentence of the first paragraph under “INVESTING IN A FUND—Determining a Fund’s Net Asset Value” to read as follows:

The price at which you purchase or redeem shares is based on the next calculation of Net Asset Value per share (“NAV”) after an order is

Mr. Derek Newman

January 17, 2014

received, subject to the order being received by the Fund in Good Form (as defined below). (emphasis added)

Response: The Funds have revised the disclosure in response to this comment.

14.

Comment: Please revise the disclosure under “INVESTING IN A FUND—Determining a Fund’s Net Asset Value” to include a brief explanation of how a Fund’s investments in other registered open-end mutual funds are valued in accordance with the instruction to Item 11(a)(1) of Form N-1A.

Response: The Funds have revised the disclosure to explain that, to the extent that a Fund invests in a registered open-end investment company, the Fund’s net asset value calculations with respect to such investments will be based upon the net asset value reported by such other open-end investment company.

15.	Comment: Please revise the disclosure under “INVESTING IN A FUND—Determining a Fund’s Net Asset Value” to provide the disclosure required by instruction 2 to Item 11(a)(3) of Form N-1A.

Response: In response to this comment, the Funds have revised the disclosure to include the following sentence:

To the extent that a Fund holds securities traded in foreign markets that close prior to U.S. markets, significant events, including company-specific developments or broad market moves, may affect the value of foreign securities held by the Fund. Consequently, the Fund’s NAV may be affected during a period when shareholders are unable to purchase or redeem their shares in the Fund.

PURCHASING SHARES OF THE FUNDS

16.	Comment: Please revise the first sentence of the third full paragraph under “PURCHASING SHARES OF THE FUNDS—Purchase Procedures” to read as follows:

A purchase order is considered to be in “Good Form” if the request includes: (i) the name and class of the Fund in which an investor wishes to invest; (ii) the amount the investor wishes to invest; (iii) the name in which the investor’s account is to be registered (or, in the case of subsequent investments, the investor’s account number); (iv) the signature of each person in whose name such account is (or is to be) registered; and (v) payment in full of the purchase amount. (emphasis added)

Response: The Funds have revised the disclosure in response to this comment.

REDEEMING SHARES OF THE FUNDS

Mr. Derek Newman

January 17, 2014

17.	Comment: Please revise the first sentence of the first paragraph under “REDEEMING SHARES OF THE FUNDS” as follows:

You may redeem full and fractional shares of each Fund for cash at the next determined NAV after receipt of a completed redemption request in Good Form. A redemption order is considered to be in “Good Form” if the request includes: (i) the name and class of the fund from which an investor wishes to redeem; (ii) the dollar amount or number of shares the investor wishes to redeem; (iii) the investor’s account number; (iv) the investor’s address; and (v) the signature of an authorized signer (and signature guarantee if applicable). (emphasis added)

Response: The Funds have revised the disclosure in response to this comment.

18.	Comment: Please revise the first sentence under “REDEEMING SHARES OF THE FUNDS—By Mail” to read as follows:

To redeem shares, you should give instructions that specify the name of the Fund and number of shares or the dollar amount to be redeemed to: … (emphasis added)

Response: The Funds have revised the disclosure in response to this comment.

FREQUENT PURCHASES AND REDEMPTIONS

19.

Comment: Please revise the disclosure under “FREQUENT PURCHASES AND REDEMPTIONS” to disclose the 2.00% redemption fee on any redemption of shares within 90 days of the issuance of such shares and that the proceeds will be paid to the applicable Fund.

Response: The Funds have revised the disclosure in response to this comment.

COMPENSATION FOR DISTRIBUTION AND SHAREHOLDER SERVICES

20.

Comment: Please revise the disclosure under “COMPENSATION FOR DISTRIBUTION AND SHAREHOLDER SERVICES” to disclose, in accordance with Item 12(b)(2) of Form N-1A, that, because 12b-1 fees are paid out of the Fund’s assets on an on-going basis, over time, such fees will increase the cost of an investment and may cost an investor more than paying other types of sales charges.

Response: The Funds have revised, as applicable, the disclosure in response to this comment.

Mr. Derek Newman

January 17, 2014

SAI

OTHER INVESTMENT POLICIES AND RELATED RISK FACTORS

21.	Comment: Please consider adding disclosure under “OTHER INVESTMENT POLICIES AND RELATED RISK FACTORS—Derivative Investments” regarding asset segregation earmarking requirements.

Response: Investing in derivatives is currently not a principal investment strategy of the Funds. Disclosure regarding the Funds’ potential use of derivatives and the corresponding risks have been included under “ADDITIONAL INVESTMENT POLICIES AND RISKS” in the Prospectus. To the extent that a Fund uses derivatives, it intends to segregate assets or otherwise cover such positions in accordance with applicable law and Staff guidance. Accordingly, the disclosure has not been revised in response to this comment.

INVESTMENT LIMITATIONS

22.	Comment: Referencing investment limitation (9) under “INVESTMENT LIMITATIONS”, if a Fund intends to engage in securities lending, please add risk disclosure as appropriate.

Response: Currently, the Funds do not intend to engage in securities lending.

MANAGEMENT AND OTHER SERVICE PROVIDERS

23.

Comment: Please revise the disclosure under “MANAGEMENT AND OTHER SERVICE PROVIDERS—Codes of Ethics” to state that the Funds’ principal underwriter has adopted a code of ethics, as required by Rule 17j-1 under the 1940 Act.

Response: The Funds have revised the disclosure in response to this comment.

24.	Comment: Please revise the disclosure under “MANAGEMENT AND OTHER SERVICE PROVIDERS—Distribution and Service (12b-1 Fees)” to include the disclosure required by Item 19(g)(1) of Form N-1A.

Response: The Funds have revised the disclosure in response to this comment.

PORTFOLIO TRANSACTIONS

25.	Comment: Please revise the disclosure under “PORTFOLIO TRANSACTIONS—Brokerage Selection” to include the disclosure required by Item 21(a) of Form N-1A.

Response: The Funds have revised the disclosure in response to this comment.

Mr. Derek Newman

January 17, 2014

26.

Comment: Please revise the disclosure in the second sentence under “PORTFOLIO TRANSACTIONS—Brokerage Selection” to provide other factors for placing portfolio transactions with a broker-dealer besides “quality of the broker-dealer’s execution” in accordance with Item 21(c) of Form N-1A.

Response: The Funds believe that the requested disclosure is included in this section, which provides that:

The Adviser may, however, place portfolio transactions with broker-dealers that promote or sell the Funds’ shares so long as such transactions are done in accordance with the policies and procedures established by the Trustees that are designed to ensure that the selection is based on the quality of the broker-dealer’s execution and not on its sales efforts. In selecting broker-dealers to be used in portfolio transactions, the general principle guiding the Adviser is to obtain the best overall execution for each trade, which is a combination of price and execution. With respect to execution, the Adviser considers a number of discretionary factors, including, without limitation, the broker-dealer’s financial strength, reputation, execution quality, pricing, commission rates and service. In seeking best execution, the determinative factor is not always the lowest possible cost, but whether the transaction represents the best qualitative execution, taking into consideration the full range of brokerage services, including factors such as execution capability, commission rates, and responsiveness. (emphasis added)

As such, the Funds have not revised the disclosure in response to this comment.

27.	Comment: Under “PORTFOLIO TRANSACTIONS—Brokerage Selection”, please provide the disclosure required by Item 21(d) of Form N-1A, if applicable.

Response: The disclosure required by Item 21(d) of Form N-1A is not applicable to the Funds.

DISCLOSURE OF PORTFOLIO HOLDINGS

28.	Comment: Please revise the disclosure under “DISCLOSURE OF PORTFOLIO HOLDINGS” to state, if true, that shareholders may obtain a copy of a Fund’s portfolio holdings on the Funds’ website.

Response: The Funds have revised the disclosure in response to this comment.

* * * * *

On behalf of the Trust, I hereby acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from

Mr. Derek Newman

January 17, 2014

taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Please contact the undersigned at (212) 918-4707 with any questions. Thank you.

Sincerely,

/s/ James A. Abate
James A. Abate
President and Secretary

cc:	Vu Phong Nguyen
Paul M. Miller
Keri Riemer